Exhibit (a)(5)(E)

Ad hoc: Linde AG: Ad-hoc-announcement according to section 15 WpHG

Not for release, publication or distribution, directly or indirectly, in or into the United States of America, Australia, Canada or Japan

Linde AG approves placement price for capital increase

Munich, 10 July 2012 - The Executive Board of Linde AG approved today with the approval of the Supervisory Board the placement price for the intended capital increase with exclusion of the subscription rights of the shareholders at EUR 109.00.

The share capital will be increased from EUR 440,720,663.04 Euro by 32,880,734.72 Euro by issuing 12,844,037 new no-par-value bearer shares to 473,601,397.76 Euro. The total number of shares issued will increase from 172,156,509 to 185,000,546.

The proceeds from the capital increase amount to appr. EUR 1.4 bn.

The capital increase is one element of the funding of the intended acquisition of Lincare Holdings Inc. by Linde AG. The total consideration of the acquisition will be USD 4.6 bn.

The new shares will be entitled to the dividend for the full 2012 financial year.

This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in Australia, Canada, Japan, or the United States of America (the "United States") or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The securities referred to herein may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the "Securities Act") except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. The offer and sale of the securities referred to herein has not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada or Japan. There will be no public offer of the securities in the United States.

The tender offer described herein has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Lincare Holdings Inc. common stock. At the time the tender offer is commenced, Linde will file a tender offer statement with the United States Securities and Exchange Commission (the "SEC"). Lincare Holdings Inc. shareholders are strongly advised to read the tender offer documents that will be filed with the SEC because they will contain important information that Lincare Holdings Inc. shareholders should consider before tendering their shares. These documents will be available for free at the SEC's website (http://www.sec.gov) and by directing a request to Linde AG, Klosterhofstraße 1, 80331 Munich, Germany.

Linde Aktiengesellschaft
Klosterhofstr. 1
80331 Munich
www.linde.com
info@linde.com

ISIN: DE0006483001

For further information:

Media Uwe Wolfinger Tel: +49.89.35757-1320 Matthias Dachwald Tel: +49.89.35757-1333	Investor Relations Dr. Dominik Heger Tel: +49.89.35757-1334 Lisa Tilmann Tel: 49.89.35757-1328